UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – announces the payment of dividends

Autonomous City of Buenos Aires, April 22, 2025

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

A3 Mercados S.A.

Present

RE: Relevant information – Announces the payment of dividends

Buenos Aires, April 22, 2025 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a domestic universal financial services group in Argentina with a nationwide presence, announced today that following the resolution of the Annual Ordinary and Extraordinary Shareholders Meeting and the subsequent Board of Directors meeting, both dated April 22, 2025, it was resolved the release of the voluntary reserve established for dividends distribution approved by the Board of Directors on April 22, 2025, and in accordance with the provisions of General Resolution No. 777/18 of the Argentine Securities Commission which establishes that “the distribution of profits must be treated in the currency of the date of its declaration, in this case, by using the price index corresponding to the month of March 2025”, a cash dividend of AR$ 27,137,438,447 will be made available and paid to existing shareholders in the Company's share registry as of April 29, 2025 (the “Record Date”), starting on April 30, 2025, or on such later date as may be determined by the applicable regulations in the jurisdiction where the Company's shares are listed. The amount to be distributed is equivalent to 6,199.567363909% of the capital as of today of AR$ 437,731,165 (said capital excludes shares held by the Company’s treasury), and to AR$ 61.99567363909 for each outstanding share and AR$ 309.97836819547 per American Depositary Share (“ADS”). The total amount of dividends to be distributed corresponds to earnings of previous fiscal years.

Payment to Shareholders of Class A and B will be made available through Caja de Valores S.A. (25 de Mayo 362, City of Buenos Aires, Republic of Argentina) starting on April 30, 2025, on business days from 10:00 AM to 3:00 PM Buenos Aires time, subject to compliance with all required procedures. The payment process will be carried out in accordance with the regulatory deadlines.

Holders of ADSs will receive payment through the depositary bank, The Bank of New York Mellon, from the date set forth by application of the regulations in force for the conversion of said portion into foreign currency, if applicable, and the rules that apply in the jurisdiction where the Company's ADSs are listed.

The distribution of dividends is originated in profits obtained from 2018 and, therefore, it is subject to withholding of 7% according to the provisions of the Income Tax Law, ordered text Decree No. 824/2019.

Dividends to be paid will be subject to the withholding, in the relevant cases, of the amounts paid for the fiscal year 2024 by the Company in its capacity as Substitute Person Responsible for the Personal Assets Tax, in the case of those shareholders that are subject to said tax, pursuant to the terms of the last paragraph of the article incorporated by Law No. 25,585 following article 25 of Law No. 23,966.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 22, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer